SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 06, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 6, 2007

TAM increases number of flights from Rio de Janeiro

One of the Main New Offers is Nonstop service between Tom Jobim International Airport and Manaus

São Paulo, November 6, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will increase the number of flights originating from Tom Jobim International Airport (Galeão) in Rio de Janeiro. The new services seek to satisfy demand and make it easier for passengers who need to travel between Rio de Janeiro and the cities of Belém, Brasília, Campinas, Curitiba, Manaus, Porto Velho and Vitória.

Yesterday (November 5), the Company began operation of a daily flight between Galeão Airport in Rio de Janeiro and Viracopos Airport in Campinas. A new flight connecting the cities of Rio de Janeiro, Brasília and Porto Velho also began yesterday (November 5). The return flight began operating today (November 6).

As of November 12, the company will begin operating a second daily flight between Rio de Janeiro and Curitiba.

One of the main new offers will be the start of a nonstop flight between Rio de Janeiro and Manaus, beginning November 12. With this operation, TAM will be the only company to offer regular flights between the two cities without stops or connections. The return service will begin operation on November 13.

Beginning November 13, the company also will operate one more flight connecting Rio de Janeiro with Belém. On October 29, TAM initiated a new service connecting the cities of Curitiba, Rio de Janeiro and Vitória.

The new flights are part of new investments being made by TAM in Rio de Janeiro, to better satisfy demand in this market. Besides the aforementioned announced domestic flights, the Company also announced international flights this year leaving Antonio Carlos Jobim International Airport for Paris (France) and, more recently, to Caracas (Venezuela).

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM began daily flight service to Montevideo (Uruguay).

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.